

MURCHINSON

Saving Nano Dimension

Prepared by Murchinson Ltd.

March 2023

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Murchinson Ltd. (collectively with its affiliates and funds it advises and/or sub-advises, "Murchinson") and are based on publicly available information with respect to Nano Dimension Ltd. ("Nano", "Nano Dimension", "NNDM" or the "Company"). Murchinson recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Murchinson' conclusions. Murchinson reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Murchinson disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Murchinson herein are based on assumptions that Murchinson believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Murchinson currently beneficially owns, and/or has an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more funds that Murchinson advises and/or sub-advises from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Murchinson discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Murchinson expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Murchinson. Although Murchinson believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Murchinson will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Murchinson has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Murchinson Overview

Murchinson is the largest shareholder of Nano Dimension, with approximately 5.2% of the Company's outstanding shares

➢ Founded in 2012 and based in Toronto, Canada, Murchinson is an alternative asset advisor that serves institutional investors, family offices and qualified clients

➢ The firm has extensive experience capturing value-generating opportunities across global markets

➢ Murchinson's multi-strategy approach allows it to execute investments at all points in the market cycle with fluid allocation between strategies

➢ The team targets corporate action, distressed investing, private equity and structured finance situations, leveraging its broad market experience with a variety of specialized products and sophisticated hedging techniques to deliver alpha within a risk-averse mandate

➢ The firm's leaders have a strong track record of successfully identifying mispriced opportunities and restructuring organizations across pharmaceuticals, real estate, shipping and industrials

MURCHINSON

Table of Contents

MURCHINSON

Executive Summary

1

Since his appointment as Chairman in 2021, the Yoav Stern-led Board has overseen **share price underperformance** relative to peers, **terrible corporate governance** and **poor capital allocation**

NNDM shares have **declined by more than 77%** during Mr. Stern's chairmanship and the Company currently has a **negative enterprise value of more than $400 million,** reflecting investors' concern regarding the current Board and management team's **continued destruction of value**

2

The Board has **continually failed to hold management accountable** for its **ill-advised acquisition strategy**, **poor integration** of those acquisitions and significant **cash burn**

We believe that Mr. Stern has used this string of acquisitions to **mask the underperformance** of the Company. Further, it appears that these businesses have **failed to meaningfully grow** post-acquisition due to being **poorly integrated**

3

The Board has apparently rallied behind Mr. Stern by supporting **drastic entrenchment measures** aimed at preventing the voices of **shareholders from being heard**

Following Murchinson's special meeting request, the Board has 1) adopted a "poison pill," 2) launched a smear campaign against its largest shareholder, 3) filed a dilutive registration statement to issue nearly **52 million new shares** (**20%**) allowing it to place as **many shares as possible to company insiders** and 4) commenced litigation to deprive shareholders of their right to vote at a legally scheduled special meeting

4

Murchinson seeks to **restore accountability** and ensure the Board prioritizes **protecting value for ALL shareholders** rather than simply furthering Mr. Stern's self-serving entrenchment

---

Murchinson is calling a special meeting and has put forward four proposals, including to remove four legacy directors (who have never been voted on by shareholders) and replace them with **two highly-qualified, independent nominees** — Kenneth H. Traub and Dr. Joshua Rosensweig — **who we believe will improve corporate governance and right the ship at Nano Dimension**

The current Board has lost the trust of shareholders — change is urgently needed in order to restore it

MURCHINSON

I. Why Change is Urgently Needed

The Evidence is Clear: Change is Needed Now

The Stern-led Board's reign has been defined by significant share price declines, terrible corporate governance, poor capital allocation, and now an aggressively defensive response to Murchinson's legitimate demand – aimed at entrenching current directors at all costs



Consistent share price underperformance



Corporate governance failings



Capital allocation missteps



Repeated entrenchment maneuvers

The longer the current Board remains in place, the greater risk to shareholders of further value erosion

MURCHINSON

Consistent Underperformance

Under Mr. Stern's Chairmanship, the Company's stock price has suffered significant underperformance

- Since Mr. Stern was appointed Chairman in March 2021[1], Nano Dimension's stock price has **lost 77.7% of its value**[2]

- Nano Dimension historically does not name competitors or peers in its 20-F. However, Mr. Stern explicitly referenced Stratasys (NASDAQ: SSYS) as **the only other company** in Nano Dimension's industry during the Company's December 1, 2022 conference call

- Since Mr. Stern was appointed Chairman, Nano Dimension has **underperformed Stratasys by 27%**



Mr. Stern appointed to the Board and named Chairman

Murchinson sends special meeting demand to the Company

MURCHINSON

[1] https://www.globenewswire.com/fr/news-release/2021/03/11/2191251/0/en/Nano-Dimension-Announces-President-CEO-Yoav-Stern-s-Appointment-to-the-Board-of-Directors.html
[2] From March 11, 2021 to January 22, 2023 when Murchinson sent the Company the special meeting demand.

Consistent Underperformance (cont.)

- Given Nano Dimension's lack of disclosed peer group, Murchinson has created a peer group following ISS guidelines

- The sample was reduced from the universe of all U.S.-traded stocks as follows[3]:
  - All U.S.-traded stocks with an 8-digit GICS classification equal to:
    - 45202030 − NNDM's 8-digit GICS classification
    - 20106020 − The 8-digit GICS classification of four of the competitors that SSYS names in its 20-F

- A first filter was applied to only keep companies with a market cap of between 0.25x of the bottom and 4x the top of the bucket to which NNDM belongs (small bucket of $200 million to $1 billion market cap)

- A second filter was applied to only keep companies with annual revenue of between 0.4x and 2.5x the revenue of NNDM. However, since NNDM's (unaudited) annual revenue of $43.6 million falls below the $100 million threshold, the benchmark was scaled up to $100 million

- This process left a list of 24 companies in NNDM's peer set, which experienced a **21% share price decline** since March 2021, while NNDM experienced a <u>**~78% share price decline**</u> in the same period



Peers: **-21%**

NNDM: **-78%**



MURCHINSON

[3] https://www.issgovernance.com/file/policy/latest/americas/US-Peer-Group-FAQ.pdf
The list was filtered to remove duplicate U.S. listings so that only one ticker representing a certain company is left

Assessing the Value Destruction

- While Nano Dimension's total shareholder returns since Mr. Stern was appointed to the Board and named Chairman in March 2021 significantly underperformed the 24 companies in the sample peer group, Nano Dimension's cash balance inflates its stock price

- **<u>A better indication of value destruction can be seen in the Company's negative enterprise value</u>**

- The stock is currently trading at a discount to cash value, which implies a deeply negative Enterprise Value − a result of investors' lack of confidence in the current Board's stewardship of their capital

- Since Mr. Stern joined the Board and was named Chairman in March 2021, the Company's enterprise value has **declined by approximately 117%**



The Yoav Stern Discount

The Company is currently trading at a significant discount to NAV

- In addition to the enterprise value of Nano Dimension declining by 117%, the discount to NAV has been growing since Mr. Stern was named Chairman in March 2021
- With approximately 260 million[8] shares outstanding, **NAV-per-share is $4.47**
- With NNDM at approximately $2.48 as of Murchinson's meeting demand, this is **a discount to cash of 44%**
- Notably, approximately 10% of the NAV is tied to Stratasys' stock price, following what was – in our view – a rash attempt by Mr. Stern to take over Stratasys
- Stratasys responded by adopting a poison pill, which has left Nano Dimension shareholders as the largest owners of the Company's "only competitor," according to Mr. Stern

Nano Dimension NAV ($ in millions)	
Cash and cash equivalents[4]	$1,030.0
Cash burn (since Dec 31, 2022)[5]	($5.4)
Investments in securities:	
SSYS Position Value[6]	$111.9
Ex-SSYS[7]	$25.0
Net	**$1,161.5**



Discount/Premium to NAV
80%
60%
40%
20%
0%
-20%
-40%
-60%
December 31, 2020
June 29, 2021
December 26, 2021
June 24, 2022
December 21, 2022

Besides exposing Nano Dimension to potential anti-trust issues with regulators, how does this impact its incentive to compete with Stratasys?

MURCHINSON

[4] As of 12/31/2022. https://www.sec.gov/Archives/edgar/data/1643303/000121390023004865/ea172114ex99-1_nanodimension.htm
[5] Assuming $90,000,000/year, in accordance with Stern's statement on the earnings call from December 1, 2022. Prorated for the period until January 22, 2023
[6] Using SSYS price of $13.90 on January 22, 2023

[7] "Investment is Securities" was $20,740,000 and $139,707,000 in the ends of Q2 and Q3 of 2022, respectively. Subtracting SSYS position value of $115,988,770 as of the end of Q3, the remaining investments value is $23,718,230, an increase of 15% QoQ. Applying a more moderate growth rate from the end of Q3 of 2022 to January 22, 2023 gets us to approximately $25,000,000
[8] On 1/27/2023, the company filed a Form S-8 to register 51,880,393 shares reserved for issuance under the company's ESOP. Assuming that those shares represent the maximum of 20% of shares outstanding that the company is allowed to issue under the ESOP, implies a total of 259,401,965. Alternatively, in the proxy for the December 13, 2022 Special Shareholders Meeting, the company wrote "12,907,044 ... 5% of the Company's share capital", implying a total of 258,140,880

Corporate Governance Failings

Most of the Company's staggered Board, including Mr. Stern, were appointed and have never been put to a vote by shareholders due to apparent manipulations of the director class system

- In Nano's case, this problematic classified structure was also manipulated by the Board, where 10 out of 19 directors in the past 3 years were **never elected**, and 5 out of the 9 current members have **never been put to a shareholder vote**

- Mr. Stern possesses unreasonable power over the Board – his service agreement includes a highly unusual provision that gives him authority to approve any change in the composition of the Board or, if not approved, receive compensation from the Company

- We believe that the <u>entrenched nature of the Board and the control that Mr. Stern has over it</u> results in a lack of true independence, a mere "rubber stamping" of his decisions and the enablement of self-serving actions to the detriment of shareholders

- The Board apparently chooses to protect its allegiance to Mr. Stern over the interests of the Company and its shareholders

> *We believe it is time to reshape the Board by removing directors who have never been put to a vote of shareholders – and are seemingly beholden to Mr. Stern – with new, truly independent directors willing to hold management accountable*

The Proposals of the December EGM Called by Nano

- In early November 2022, media reports stated that Murchinson made a conditional, non-binding and private offer to buy Nano Dimension for $4 per share, which was rejected by the Board

- Five days later, the Board called a special meeting with an agenda that contained three items:

Proposal 1	Proposal 2	Proposal 3
The Board asked to increase the Company's share capital by 300 million shares – even though the Company still had 200 million shares available for issuance under the current allowance	To increase the cap on the indemnity available to directors and executives to "the Company's total aggregate financial capabilities at the time of the indemnification payment (including receipt of third-party loans…)" In other words, the Company is expected to use all its capital and then take loans to cover any future judgement levied on or expense related to the directors' action in this capacity. To put it simply – directors can be sued for malfeasance or negligence, but the company (and thereby the shareholders) will end up footing the bill anyway. And the reason they gave for this proposal? To "attract and retain highly qualified directors and officers"	To change some terms of Mr. Stern's Series B warrants. Mr. Stern was granted 27.7 million of those warrants in 2021 (in return for a paltry investment of just $50,000…) They have an exercise price of $6.16 and expire in 2027. The generous proposal sought to lower the exercise price to **$2.46 and shorten the vesting schedule**. That was lower than the stock price at the time that the proxy for this special meeting was published, and significantly lower than the Company's cash value of more than $4.00 The sheer size of this benefit to Mr. Stern is in the tens of millions of dollars and, if fully-exercised, mean a dilution of about 10% of all other shareholders

The Proposals of the December EGM (cont.)

- Each of those proposals was designed, in our view, to entrench and enrich the Board and Mr. Stern at the expense of shareholders

- Both leading proxy advisory firms – ISS and Glass Lewis, took a highly negative view of those proposals and recommended against proposals 2 and 3 – with Glass Lewis also recommending to vote against Proposal 1

- The proposals were characterized as "**questionable,**" "**misleading,**" "**concerning,**" and "**out of the question**"

- Murchinson filed a motion in Israeli court for discovery of the Board's discussion protocols and the professional opinions and valuations used in the decision process

  o *While we eventually withdrew our motion at the court hearing, we did find out through the court proceedings that <u>(1) no professional valuations about the true value of the amended warrants or about the adequacy of the indemnification cap were obtained and presented to the Board and (2) the Board's discussion protocols did not contain anything material in them that was not disclosed in the proxy statement</u> (we note that all that the proxy statement stated was what subject matters were discussed but did not provide any actual reasons)*

> *A Board that takes such drastic measures with so little professional insight is, in our view, clearly more interested in protecting itself and its chairman than doing the right thing for its shareholders*

MURCHINSON

A Vote of No-Confidence From Shareholders

- **At the meeting, all three proposals were overwhelmingly rejected by non-interested shareholders – and as usual for Nano, the Company only disclosed to the shareholders that the proposals were simply rejected instead of providing the full numbers of the voting results**

- Murchinson obtained those numbers from the Company after the Company initially tried to push back and avoid disclosure. It is important to note that the votes of shareholders who stand to gain from a certain proposal are excluded from the final count. Therefore, although, for example, one can assume that Mr. Stern naturally voted in favor of amending his warrants, we also have the voting results of everyone else on that proposal, as presented in the table below

- The vote of **no-confidence** in December should have sent the Board a loud and clear message that shareholders do not trust its judgment and that proposals in that spirit are unacceptable to shareholders

	Proposal 1: _Increase of share capital_	Proposal 2: _Effectively cancelling indemnity cap_	Proposal 3: _Amend Mr. Stern's warrants_
FOR	25%	13%	6%
AGAINST	**75%**	**86%**	**90%**
ABSTAIN	0%	0%	5%

MURCHINSON

Yoav Stern's Entrenchment Agreement

- Mr. Stern's service agreement stipulates that:

> *If any change in the composition of the Board of Directors will occurs without the written consent of [Mr. Stern], then [Mr. Stern] can terminate this Agreement*

- As part of this agreement, any termination resulting from this clause awards Mr. Stern:

$600,000 in cash *(equal to his annual salary)*		An advance notice of up to six-month *(at the same salary amount)*		Acceleration of any unvested warrants which would have vested during the 6-month advance notice period

- Given Mr. Stern has not terminated the service agreement, it stands to reason that he approved all changes to the Board's composition since this service agreement became effective following the annual meeting in July 2020 and therefore any director appointed after July 2020 (currently **5** of the **9** directors, including Mr. Stern himself) **was seemingly approved by Mr. Stern**

5 of the 9
current Board members have been approved by Mr. Stern

MURCHINSON

Mr. Stern’s Disastrous Tenure at Magal

Timeline:

- November 2008 – Magal Security Systems Ltd. Appoints Mr. Stern as acting President
- February 2009 – Mr. Stern is appointed acting President and CEO
- July 2009 – the Chairman of the Board fires Mr. Stern

* Mr. Stern has already admitted to attempt a management buyout at one public company. In that context, between the news of Mr. Stern’s appointment as CEO and the news that he will be replaced, Magal stock lost 14%. Recall that between the time that Yoav became Nano’s Chairman and now, NNDM is down ~70%...

In the year that followed his dismissal from Magal, Mr. Stern led a group of funds in an attempt to overhaul Magal’s Board and re-install himself among its leadership

As part of this fight, Magal published an open letter to its shareholders which responded to the dissident shareholders’ claims and was riddled with accusations against Mr. Stern. Some select quotes from that letter:

“During his tenure, Mr. Stern terminated, or caused the termination, of numerous senior employees (some of whom were improperly terminated) and caused an almost irreparable damage in the morale of the remaining employees. During his term in office the employees operated in a hostile environment and were terrified by his managerial style. Suppliers were insulted and the relationships of the Company with its business partners were harmed as a result of his arrogant and erratic behavior.”

“After Mr. Stern joined the Company, he clearly indicated to certain employees that his real intention was to cause a management buy-out where the shares of the Company would be purchased at a low price by management.”

“[the nominated directors in the proxy fight] are all associated with Mr. Stern as they served together in the Israeli Air Force and some of them have been or are presently his business partners.”

“Mr. Stern had recorded conversations with the Company’s employees, shareholders and Board members, without their knowledge.”



We point out that Mr. Stern's consultancy agreement cost the Company approximately $500,000 (not including

Dear Shareholders of Magal Security Systems Ltd.

We have read the position letter of Clough Capital Partners, LP, Prescott Group Capital Management and Diker, GP LLC and were disappointed to see the numerous inaccuracies, half-truths and misinformation that is included in that letter. We wish to clarify the situation.

BOARD NOMINEES- PROPOSED MANAGEMENT TEAM

The dissident shareholders are being led by Mr. Yoav Stern, who was previously employed by Magal as Interim President beginning in November 2008 and as Interim President and Chief Executive Officer from February 2009 until July 2009.

During his tenure, Mr. Stern terminated, or caused the termination, of numerous senior employees (some of whom were improperly terminated) and caused an almost irreparable damage in the morale of the remaining employees. During his term in office the employees operated in a hostile environment and were terrified by his managerial style. Suppliers were insulted and the relationships of the Company with its business partners were harmed as a result of his arrogant and erratic behavior.

After Mr. Stern joined the Company, he clearly indicated to certain employees that his real intention was to cause a management buy-out where the shares of the Company would be purchased at a low price by management.

As to the other nominees, it is evident that most of them do not have any experience or knowledge with respect to perimeter security or homeland security. Mr. Israel (Relik) Shafir was recruited as an employee by Mr. Stern, spent less than a year in our company and in our opinion during this period, his contribution to the Company was minimal. While the nominees are not affiliated with the dissident shareholders, they are all associated with Mr. Stern as they served together in the Israeli Air Force and some of them have been or are presently his business partners.

Looking at Mr. Stern's and Mr. Nedivi's business background, we urge you to look into the financial results of Bogen Communications International, Inc., a former public company that is Co-Chaired by Mr. Stern and which reported an over 20% reduction in sales and a loss of $11.6 million in 2009, as well as the Chapter 11 filing of Kellstrom Industries Inc., which company was managed by Mr. Nedivi as President and CEO and Mr. Stern as Chairman.

On the other hand, the current Board of Directors of Magal represents a broad spectrum of experience and success in business and in the security market.

THIS BOARD RECEIVED THE SUPPORT OF MORE THAN 80% OF THE SHAREHOLDERS WHO PARTICIPATED IN THE LAST ANNUAL GENERAL MEETING OF THE COMPANY.

WASTEFUL EXPENDITURES/COMPENSATION

With respect to the compensation that was paid to Mr. Kobi Even-Ezra, the retired Chairman of the Board of Director of the Company, we would like to draw your attention to the fact that this compensation package was **approved by shareholders (including the dissenting shareholders)** at the Company's 2007 Annual General Meeting.

History is Repeating – and Shareholders Should Be Wary



- Tellingly, to our knowledge, it appears that Mr. Stern never sued Magal for libel
- There was also a serious exodus of directors at Magal after Mr. Stern took office:
  - Mr. Stern arrived at NNDM in December 2019. Within two months, half the Board left (4 out of 8)
- Mr. Stern tries to bury the Magal episode of his career
  - It's not in his bio on Nano's website
  - It's not in any of his bios in Nano's filings (in fact, the word "Magal," or its new name "Senstar," doesn't appear anywhere in Nano's filings)
  - It's not even on his LinkedIn page



MAGAL SECURITY SYSTEMS

Yoav Stern

Chairman of the Board and Chief Executive Officer

Mr. Stern is a seasoned executive with a proven track-record of over three decades. He served in executive roles as CEO and Chairman as well as an active hand-on investor in hi-tech companies, specializing in machine vision, fiber optics, defense-tech, communication solutions, aerospace, and homeland security. Mr. Stern spent most of his business career in the United States, running both public and private companies with global operations. He has built and turned around several international corporations, growing them from a few million dollars to hundreds of million dollars in revenue, most of them traded in US public markets and all of them encompassing multi-disciplinary technologies and operations across 3-4 continents.

Among the companies that Mr. Stern has led, some of which he eventually sold, were Wordstar International Inc., Kellstrom Industries Inc., DVTEL Inc., Bogen Corporation, and FiberSensys LLC. Through the development of effective strategies and rigorous execution, Mr. Stern implemented methodologies that resulted in organic growth and generated attractive M&A opportunities for scaling up the businesses, ultimately increasing shareholders' value.

Mr. Stern earned a B.Sc. Degree in Mathematics and Computer Science from TAU, an M.A. in International Relations from NYU, as well as a Diploma in Automation and Mechanical Engineering. He is a Graduate of the IAF Academy, a Lt. Colonel (Ret.), an F-15 fighter pilot and an ex-D. Squadron Commander.

We believe Mr. Stern is doing at Nano exactly what he tried to do at Magal – make his way inside, depress the stock price while stacking the Company with friendlies and eventually take over. This should be a clear warning sign for shareholders

A Recurring Lack of Transparency

- Nano Dimension's management has a track record of giving shareholders only partial, self-serving information

- Attempts to confront leadership with hard questions are rebuffed repeatedly

- The Board has failed to direct management to share information objectively or engage in constructive dialogue with shareholders

Example 1	Example 2	Example 3
The proxy for the December special meeting failed to mention that the current exercise price of Mr. Stern's Series B warrant is $6.16. All that was mentioned was the new exercise price and not that it would be a 60% reduction from the current price	On the last earnings call on December 1, 2022, Mr. Stern only took questions from representatives of Think Equity (the placement agent in all but one of the equity raises in 2020 and 2021) and of the Edison Group (Nano Dimension's IR firm). No other shareholders on the line, including us, were given an opportunity to pose questions	Mr. Stern was involved in a proxy fight at Magal Security Systems. This extremely relevant information is nowhere to be found in any Nano Dimension filing or its website. In fact, Mr. Stern's stint at Magal (or "Senstar" as it is named today) is completely omitted altogether from his bio

Shifting Strategies, Misallocating Capital

The Board didn't stop Mr. Stern from changing Nano Dimension's business plan immediately after raising more than $1.5 billion from the public

- Between February 2020 and February 2021, Nano raised more than $1.54 billion by selling shares to the public in 11 separate offerings

- In all 11 prospectuses, Nano's stated strategy was defined as: *"By creating our own installed-based of printers that require our own dedicated inks, we are establishing a "Razor and Blades" business model in which our customers buy the printer first and then continue to purchase the dedicated inks and maintenance over time."*[9]

- In March 2021, Mr. Stern was appointed to the Board and marked for Chairmanship. Less than a month later, Nano Dimension purchased DeepCube, and the strategy shifted to: *"…we intend to fulfill the vision of building more than just a very smart machine, but rather building a network, what we call, smart fabrication network of machines…"* [10]

- In none of the prospectuses used to raise over $1.5 billion in 2020 and 2021 will you find any of the words or terms 'network,' 'deep learning,' 'cloud,' or 'smart machines'

- Mr. Stern led the raising of the capital under the guise of a much clearer (and evidently, easier to sell) business model

The Board failed to stop Mr. Stern from hijacking the huge cash balance of the Company to pivot strategies into an area that Nano Dimension previously had zero connection to

MURCHINSON

[9] https://www.sec.gov/Archives/edgar/data/1643303/000121390021009721/ea135799-424b5_nanodimen.htm
[10] DeepCube deal call transcript (April 23, 2021)

Capital Allocation Missteps

Mr. Stern's Chairmanship has been characterized by a series of misguided acquisitions

- Since being appointed as Chairman, Mr. Stern led Nano Dimension through a series of questionable acquisitions both in terms of business reason and shareholder value destruction

- We believe that Mr. Stern has used these acquisitions to mask the underperformance of the Company and reinforce his dominance

- Tellingly, on January 24, 2023, Nano Dimension reported preliminary and unaudited 2022 revenue of $43.6 million, which Mr. Stern labeled the highest annual revenue in the Company's history and emphasized the percentage **increase** in revenue compared to past periods: ***"It was 316% above 2021 and over 1,180% above 2020."*** This report did not contain any details about organic growth

- However, based on our analysis, the quote above misrepresents reality in a misleading and self-serving manner

- Using available information about the revenues of Nano Dimension's legacy business and of the four revenue-generating companies that it has acquired in 2021 and 2022, total 2022 revenue was **just 3.2% higher than 2021**

Nano Dimension Value-Destructive Acquisitions

    

Capital Allocation Missteps (cont.)

Mr. Stern's FALSE NARRATIVE of "Revenue Growth"

NanoFabrica

Acquired in April 2021 at a cost of $55 million - $60 million

Post acquisition 2021 revenue from NanoFabrica was $864,000. From the 2021 20-F: "If the acquisition had occurred on January 1, 2021 [Nano Dimension's] pro forma revenue would have been $10,497 thousand…," implying an addition of just $4,000

The actual 2021 total revenue for NanoFabrica (before and after the acquisition) was therefore $0.868 million

Essemtec

Bought in November 2021 for $15.1 million - $24.8 million

Post acquisition 2021 revenue from Essemtec was $6.283 million. From Nano Dimension's 2021 20-F: "If the acquisition had occurred on January 1, 2021, [Nano Dimension's] pro forma revenue would have been $29,662 thousand…," implying an addition of $19.17 million

The actual 2021 total revenue for Essemtec (before and after the acquisition) was $25.452 million

Global Inkjet:

Acquired in January 2022 for $20 million - $30 million

On the deal call, Mr. Stern said: "As we wrote in the news release, the revenue, as we discussed, ended in March, was $10 million, 51% of gross margin and revenue expected moving forward this year, their year-end was March 31st and will be, is **no less good than this,** at least the way it looks now"

Admatec/Formatec:

Acquired in July 2022 for what Nano described as "a total cash sum of $12.9 million for Admatec/Formatec (net of its cash)"

From the deal announcement: "The business delivered $5.3 million in revenue with a gross margin of 56% in 2021"

If we hold 2021 revenue constant for those four acquisitions (assuming zero growth in all of them, although Essemtec, for example, showed a 48% increase from 2020 to 2021), the 2022 revenue should have been[11]:

Acquisition	2022 Revenue, assuming ZERO growth from 2021
Admatec/Formatec	$2,555,616
Global Inkjet Systems	$10,000,000
Essemtec	$25,452,000
NanoFabrica	$868,000
Nano Dimension legacy business	$3,346,000
Total	**$42,221,616**

Revenue for 2022 was only $43.6 million, indicating growth of just 3.2% when factoring for pre-acquisition revenue. This is a far cry from the massive 316% growth Stern claimed to have achieved

After all, buying revenue growth is not the same as building it

MURCHINSON

[11] Admatec/Formatec prorated to reflect July 2022 acquisition

The DeepCube Acquisition

- In April 2021, Nano Dimension bought DeepCube for a total cost of about $78 million[12]
- DeepCube was not a 3D printing company. It was not even an additive manufactured electronics (AME) company. Instead, it was a deep learning company with presumably no revenue
- **Why did Nano Dimension buy DeepCube?** We believe a good place to start is with the identity of the two men who founded DeepCube and controlled it at the time of its sale to Nano Dimension – Yaron Eitan and Dr. Eli David



Early 2021 Timeline

Jan 1st

Up to this point, Nano raised $700 million. Mr. Stern is CEO/President, Yaron Eitan, former Co-Founder and Chairman of DeepCube, is a director, appointed to the Board in 2020

NANO DIMENSION
Nano Dimension Appoints Seasoned Hi-Tech Executive Yaron Eitan to its Board of Directors

Jan 13th

Nano raises another $333 million

Jan 20th

Eli David, co-founder of DeepCube, is appointed to Board

NANO DIMENSION
Nano Dimension Appoints Dr. Eli David to the Board of Directors

Feb 15th

Nano raises another $500 million

Mar 11th

Mr. Stern is appointed to the Board and named Chairman

NANO DIMENSION
Nano Dimension Announces President & CEO Yoav Stern's Appointment to the Board of Directors

Apr 23rd

Nano buys DeepCube from Yaron Eitan, Eli David and others

DEEPCUBE
DeepCube Acquired by Nano Dimension to Drive Industry 4.0 Evolution
DeepCube's technologies to build up Additively Manufactured Electronics (AME) 3D-Printers

MURCHINSON

[12] Beyond the $70 million stated deal price, the Company disclosed in the 2021 20-F that Eli David got equity (with downside protection) worth another ~$7.8 million which were not counted in the deal value: "Post-acquisition compensation cost 892 thousand Ordinary Shares, with a share price protection mechanism for a period of 12 to 36 months, subject to conditions related to the continued employment of Mr. Eli David. These shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at the transaction date at $7,756 thousand."

The DeepCube Acquisition: A Clear Conflict of Interest

Can anyone seriously believe that when Eli David joined the Board, the decision to buy DeepCube from him and Yaron Eitan was not already made?

It appears that Eli David joined the Board, helped Yaron Eitan and others there make Mr. Stern director and Chairman and a month later, Mr. Stern bought DeepCube from them for an actual cost of almost $78 million

Yaron Eitan was a member of the Compensation Committee which approved Mr. Stern's stupendously generous Service Agreement and warrant awards

Yaron Eitan and Mr. Stern worked together for many years at DVTel



Yoav Stern
Chairman & CEO at Nano Dimension

⬅ **Experience**

 **President &CEO**
DVTEL is now FLIR
Mar 2011 - Mar 2016 · 5 yrs 1 mo
NJ/USA, Mexico, UK, Israel, India, Singapore, HK, Australia

Video Surveillance systems, SW, HW, analytics.

Yaron Eitan
Co-Founder and Chairman of Marpai Health an...

⬅ **Experience**

 **founder and chairman of the board**
DVTEL is now FLIR
Mar 2003 - May 2015 · 12 yrs 3 mos
New York City Metropolitan Area

A technology company selling network video recording, cameras and analytics to the global market.

- On January 22, 2023, we served the Company with a demand letter for the calling of a special meeting of shareholders

- Although as a >5% shareholder, we have a clear right to demand to call the meeting, and although we have delivered a valid request under applicable law, Nano Dimension left no measure unused in trying to deny us this right and disparage us publicly for trying to exercise it

①

THE DENIAL OF THE SHAREHOLDER'S RIGHTS CAMPAIGN

Hang on to baseless technical arguments

Example: The rejection was based, among other things, on the fact that the position confirmation furnished to the Company by our prime broker did not initially specify that NNDM shares are ADSs (although the Company knows very well that this is its only listed security)

This is akin to rejecting a proof of address because the address doesn't mention that you are in fact living on planet Earth

MURCHINSON

2   *THE DENIAL OF THE SHAREHOLDER'S RIGHTS CAMPAIGN*

Why respond to the message if you can shoot the messenger?



- *As an example, in a series of what we deem as unprecedented ad-hominem attack, the Stern-led Board went to great lengths to portray us as "a shady hedge-fund"*

- *Murchinson is an alternative asset manager with a long and remarkable track record. We invest in a wide array of assets and across all geographies. We have been managing hundreds of millions of dollars for close to a decade*

- *What should cause shareholders concern is that the Company thinks that exercising your rights is contingent on its approval of you. It is black-letter law that a holder of more than 5% of the voting rights in the Company is entitled to call a special meeting*

- *Being a false and libelous claim aside, Nano ignores the message that shareholders need and deserve a neutral and objective voice on the Board and instead attacks the messenger, trying to deflect shareholders' attention. It is therefore not surprising that Nano has virtually remained silent on the proposals themselves*

MURCHINSON

The Stern-led Board's Defensive Response: 3/4

3 **THE DENIAL OF THE SHAREHOLDER'S RIGHTS CAMPAIGN**

"If you don't like what's being said, change the conversation"



- *We called this special meeting in order to reinstate accountability in the boardroom and provide effective oversight of management*

- *The actions we are taking are to protect and benefit __ALL__ shareholders*

- *Presenting the current Board and Mr. Stern as its leader as protectors of the small shareholder is absolutely ridiculous. It is our view that Mr. Stern knows that we don't intend to take over the Company, yet he repeats his own narrative to deceive shareholders and make it look like preserving the value-destructive status quo is somehow in the best interest of the Company's shareholders*

- *We urge our fellow shareholders to see through the Board's false narrative and entrenchment tactics and focus on the real facts*

MURCHINSON

The Stern-led Board's Defensive Response: 4/4

4

THE DENIAL OF THE SHAREHOLDER'S RIGHTS CAMPAIGN

Dilute all shareholders to preserve your status

- *Much noise and fanfare was given to the poison pill measure adopted by the Company in defense of the imaginary takeover attempt*

- *Yet, conspicuously little attention (in fact, none at all) was paid to the dilutive registration of almost 52 million new shares for distribution under the Company's ESOP. This is an addition of 20% of the current outstanding shares*

- *It is our view that the registration of those shares was done with the sole intention of sabotaging this special meeting – be it by claiming that we don't have the 5% required for calling the meeting or by tipping the scales at the vote*

- *We applied to the Israeli court to seek a TRO that would prevent management from using these ESOP to dilute shareholders. While we eventually withdrew our TRO motion, the Company agreed to the Court's suggestion that it cannot argue that we don't hold the requisite number of shares to call a special meeting due to ESOP dilution*

- *Since the Company vehemently insisted on not publishing the number of shares it will issue until the meeting, we can all just sit and hope that Mr. Stern will not convince the Board to use the ESOP to place more shares in extremely friendly hands and help him preserve the entrenchment of the Board*

MURCHINSON

28

II. Our Proposals and Ideas for Value Creation

Our Four Proposals

1

Amend and restate Article 41 of the Company's Articles of Association to expressly allow shareholders to fill vacancies on the Board of Directors of the Company at a general meeting of shareholders

By amending Article 41, we make it clear that not only the Board (who we believe has manipulated this power thus far) can fill vacancies but also shareholders

2

Amend and restate clause (f) of Article 42 (Vacation of Office) of the Articles of Association to allow shareholders to remove directors by a simple majority at a general meeting of shareholders of the Company

3

Remove four current directors: Yoav Stern, the Company's CEO and Chairman, Oded Gera, Igal Rotem and Dr. Yoav Nissan-Cohen, in addition to any and all new directors appointed by the Board (if any) following December 19, 2022 and until the conclusion of the special meeting

Without any Board composition changes, we are concerned that the incumbent Board will continue to take actions to further entrench itself rather than to prioritize the best interests of the Company and its shareholders

4

Appoint two director nominees: Mr. Kenneth H. Traub and Dr. Joshua Rosensweig, to serve as directors of the Company

In furtherance of our goal to improve the corporate governance and instill a culture of accountability, we have proposed that the shareholders of the Company appoint two highly-qualified director candidates who have significant experience and proven capabilities as directors

MURCHINSON

Our Independent Nominees

Our highly qualified candidates, who Murchinson identified via a third-party search firm, are <u>truly</u> independent and possess the right mix of capital allocation acumen and corporate governance expertise



Kenneth H. Traub

Mr. Traub has a three-decade track record of driving strategic, operational, capital allocation and governance improvements to enhance shareholder value as a senior executive and public company director

- ✓ Currently Managing Member of Delta Value Group, LLC, an investment management firm, since September 2019 and Managing Member of Delta Value Advisors, LLC, a consulting firm, since October 2020.

- ✓ Member of the board of directors of Tidewater, Inc. (NYSE: TDW), an international petroleum service company, since 2018.

- ✓ Previously served as Chairman of DSP Group, Inc. (NASDAQ: DSPG), an Israeli-based global leading provider of wireless chipset solutions, and as Chairman of MRV Communications, Inc. (NASDAQ: MRVC), a supplier of communications equipment with principal operations in Israel.

- ✓ Served on numerous public company boards and has built a reputation for enhancing corporate governance and advocating on behalf of shareholders.



Dr. Joshua Rosensweig

Dr. Rosensweig has more than four decades of experience as a legal professional, with significant experience in corporate governance and enhancing shareholder value as an executive and director at Israel-based public companies

- ✓ Founder and senior partner of Rosensweig & Co., a boutique law firm.

- ✓ Between 2012 and 2013, was head of the tax department at Agmon & Co and from 1999 until 2005, served as a senior partner at Gornitzky & Co., where he led the international transactions and taxation practices.

- ✓ Since 2017, has been serving as a member of the board of directors of Israel Corporation (TASE: ILCO). Previously, Dr. Rosensweig served on the board of directors of Bezeq Israel Telecommunication Corp (TASE: BEZQ) from 2010 until 2018. Additionally, Dr. Rosensweig served on the board of Alrov Properties and Lodgings Ltd. (TASE: ALRPR) from 2010 until 2018.

- ✓ Has held leadership positions as Chairman of the Board of Directors of First International Bank of Israel from 2003 until 2006 and of Poalim IBI in 2013.

The Directors We Are Targeting for Removal

With three classes of directors and the flexibility to reclassify directors at will, the Nano Dimension Board had mastered the art of dodging shareholders' votes and therefore, accountability



Yoav Stern was **appointed** to the Board in March of 2021 as a Class III director[13]. Class III directors are up for election in the 2023 AGM. However, before the 2022 AGM, Mr. Stern was **re-classified** to Class I, which is next up for election in the 2024 AGM. Even if not re-classified again, Mr. Stern is expected to serve as a director for more than **three years** before being put to a vote by shareholders for the first time.



Oded Gera was **appointed** to the Board in April of 2021 as a Class II director[14]. Class II directors were up for election in the 2022 AGM. However, before the 2022 AGM, Mr. Gera was **re-classified** to Class III, which is next up for election in the 2023 AGM. Even if not re-classified again, Mr. Gera is expected to serve as a director for more than **two years** before being put to a vote by shareholders for the first time.



Igal Rotem was **appointed** to the Board in February of 2022 to replace Dr. Eli David[15]. Dr. David was **appointed** to the Board in January 2021 as a Class II director[16]. Class II directors were up for election in the 2022 AGM. However, before the 2022 AGM, Mr. Rotem was **re-classified** to Class I, which is next up for election in the 2024 AGM. Even if not re-classified again, Rotem is expected to serve as a director for more than **two years** before being put to a vote by shareholders for the first time.



Dr. Yoav Nissan-Cohen was **appointed** to the Board in December of 2022 to replace Yaron Eitan[17]. Yaron Eitan himself, was **appointed** to the Board in February 2020[18], and was classified as a Class III director in the special meeting that voted on staggering the Board. The Company had so far not offered any information to its shareholders about which class Dr. Nissan-Cohen is a member of.

13 https://www.sec.gov/Archives/edgar/data/1643303/000121390021014824/ea137476-6k_nanodimen.htm
14 https://www.sec.gov/Archives/edgar/data/1643303/000121390021022144/ea139650ex99-1_nanodimen.htm;
https://www.sec.gov/Archives/edgar/data/1643303/000121390021022303/ea139671ex99-1_nanodimension.htm
15 https://www.sec.gov/Archives/edgar/data/1643303/000121390022007884/ea155737ex99-1_nanodimen.htm
16 https://www.sec.gov/Archives/edgar/data/1643303/000121390021003865/ea133826ex99-1_nanodimension.htm
17 https://www.sec.gov/Archives/edgar/data/1643303/000121390022077036/ea169560ex99-1_nano.htm
18 https://www.sec.gov/Archives/edgar/data/1643303/000121390020003458/f6k021320ex99-1_nanodimen.htm

A Refreshed Board Can Enhance Value

Murchinson believes there are numerous actions that could be immediately proposed and advocated for by the new directors to benefit Nano Dimension, including:



Objectively assess the following for each business:

➤ Projected losses

➤ Path to profitability

➤ Strategic position

➤ Growth prospects

➤ Cash requirements



Help to formulate go-forward strategy for existing business based on an objective assessment of what exists today, the cash burn and the future prospects

➤ Make the appropriate changes in the expense level to reflect the optimum strategy for the existing business



Objectively assess each member of the management team and staff and help the Board to determine the appropriate team for the business going forward



Offer a refreshed look about appropriate capital allocation strategy

➤ Determine cash required for existing business

➤ Return excess capital to shareholders – through buybacks and/or dividends

➤ Strict criteria for acquisitions – ROI thresholds required, etc. No transformational transactions that would use a substantial portion of the Company's cash or significant share issuance without shareholder approval

➤ Consider policy by which Board will not approve any acquisitions using stock when the stock trades below its cash value

Based on its track record, the Board as currently constructed should not be the one making future strategy and capital allocation decisions

Enhancing Transparency With Shareholders

1

The current Board and management are incredibly opaque with shareholders and the investment community, which contributes to an inability to adequately assess the business and analysts to provide coverage. New directors could help dramatically improve shareholder relations

2

Focus on ending the trend of opaqueness on the legacy Board

3

Commit to reporting out to shareholders within 60-days of new directors being seated a cohesive strategy for enhancing value

Restoring shareholder trust needs to start at the Board level

MURCHINSON

Contact

<table>
<tr><td>

FOR INVESTORS

Okapi Partners
info@okapipartners.com
(212) 297-0720

</td><td>

FOR MEDIA

Longacre Square Partners
murchinson@longacresquare.com

</td></tr>
</table>

MURCHINSON